Dejour to Privately Place C$2 Million Flow-Through Equity

September 28, 2009 - Vancouver, Canada – Dejour Enterprises Ltd. (NYSE-Amex: DEJ/ TSX:DEJ) (“Dejour”) announces its intent to issue 3,333,333 million flow-through common shares (“Shares”) at a price of C$0.60 per Share, in a non-brokered private placement in Canada, subject to regulatory hold periods.

Proceeds from the placement will fund an enhanced 3D survey and kick off the winter drilling program for the Woodrush oil project located in the Peace River Arch, BC. At least two oil wells are planned and have already been permitted for drilling at Woodrush during the 2009/10 winter drilling season.

Dejour currently has six wells situated over several 3D defined features on this acreage. To date, Dejour has a 100% success rate drilling the seismic features in this field, with a production capability of 500 BOE/d, roughly 1/3 oil.

The Company will pay finder fees of 6.5% of the proceeds in cash. The closing of the placement and the issuance of the Shares are subject to approval by the TSX and the NYSE Amex.

This announcement does not constitute an offer to sell, nor is it a solicitation of an offer to buy, securities. The Shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration under, or an applicable exemption from, the registration requirements of the Securities Act.

About Dejour

Dejour Enterprises Ltd. is a high growth oil and natural gas company operating multiple  exploration and production projects in North America’s Piceance / Uinta Basins (128,000 net acres) and Peace River Arch region (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Current production is from less than 4000 acres of the Company's 143,000 net acres of landholdings.

Dejour, headquartered in Vancouver, Canada, maintains operations offices in Denver, Colorado and Calgary, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

598 – 999 Canada Place,

Vancouver, BC Canada V6C 3E1

Phone: 604.638.5050  Facsimile: 604.638.5051

Email: investor@dejour.com